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07024189

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Sammy Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 34816 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/6/07

May 11, 2007

FLASH REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Year Ended March 31, 2007

Name of the Company : SEGA SAMMY HOLDINGS INC.
Code number : 6460
(URL http://www.segasammy.co.jp)
Representative: Hajime Satomi
Chairman & CEO
Any inquiry to : Shunichi Shimizu
General Manager, Accounting Department
Shiodome Sumitomo Building 21F,
1-9-2 Higashi Shimbashi, Minato-ku, Tokyo
Tel (03) 6215-9955

Annual Meeting of Shareholders: June 19, 2007 (plan)
Filing of Financial Report: June 19, 2007 (plan)
Start of cash dividend payments: June 4, 2007 (plan)

(Amounts below one million yen are rounded down)

1. Consolidated Operating Results for Year Ended March 31, 2007

(1) RESULTS OF CONSOLIDATED OPERATIONS

(Percentage for net sales, operating income and net income represent change from the prior year)

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For Year ended March 31, 2007	528,238	(4.5)	76,530	(35.8)	43,456	(34.4)
For Year ended March 31, 2006	553,240	7.3	119,144	13.4	66,221	30.9

	Net income per share	Net income per share (Diluted)	Return on equity	Operating income to total assets	Operating income to net sales
	Yen	Yen	%	%	%
For Year ended March 31, 2007	172.47	172.35	13.3	14.3	14.5
For Year ended March 31, 2006	261.06	260.35	23.0	24.7	21.5

(Reference) Equity in earnings (losses) of affiliates:
For Year ended March 31, 2007: ¥12 million
For Year ended March 31, 2006: ¥(229) million

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of Yen	Millions of Yen	%	Yen
March 31,2007	549,940	358,858	61.5	1,341.80
March 31,2006	522,914	316,679	60.6	1,254.14

(Reference) Equity at year-end (consolidated):
March 31, 2007: ¥338,069 million
March 31, 2006: ¥— million

(3) CONSOLIDATED CASH FLOWS

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at the year-end
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
For Year ended March 31, 2007	60,623	(75,395)	(1,712)	144,868
For Year ended March 31, 2006	83,228	(54,706)	(21,152)	160,094

2. Cash dividends

	Cash Dividends per share			Total dividends paid (annual)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
	Interim	Year-end	For the year			
	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal year 2005	50.00	30.00	80.00	14,063	30.6	4.8
Fiscal year 2006	30.00	30.00	60.00	15,118	34.8	4.6
Fiscal year 2007(plan)	30.00	30.00	60.00	—	43.2	—

3. Projection for Consolidated Results for Fiscal Year 2007(April 1, 2007 – March 31, 2008)

(Percentage for net sales, operating income and net income represent change from the prior year)

	Net sales		Operating income		Net income		Net income per share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Interim	310,000	9.3	14,000	(77.8)	(5,000)	—	(19.85)
Entire - year	670,000	26.8	70,000	(8.5)	35,000	(19.5)	138.92

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: Yes

Newly included: 2 (Global entertainment fund, Global entertainment invest fund)

Newly exempted: —

Note: For more details, refer to "Overview of the SEGA SAMMY Group" (page8)

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements:

1. Changes associated with revision in accounting standards: Yes
2. Other changes: No

(3) Shares outstanding (common stock) at year-end

1. Number of shares outstanding (including treasury stock)
   March 31, 2007: 283,229,476
   March 31, 2006: 283,229,476

2. Number of treasury stock
   March 31 2007: 31,276,992
   March 31 2006: 31,254,693

1. Operating Results and Financial Position

(1) Overview

During the fiscal year ended March 31, 2007, the Japanese economy was generally robust amid a continued long-term economic recovery. Higher corporate profits continued to support increasing capital expenditure and production. As the job market accordingly improved, individual consumption gradually increased.

In this environment, the pachislot and pachinko industry continued to see increasing moves by machine manufacturers to develop models that conform to new regulations enacted in July 2004, when regulations pertaining to the law in Japan governing gaming machines were revised. Nonetheless, the ongoing decline in the number of pachinko parlors and players nationwide makes it imperative for the industry as a whole to attract a wider range of users and reinvigorate the market by actively developing and supplying machines that meet the needs of a diverse range of users.

In the amusement machine sales industry, network-enabled game machines have garnered more attention, thanks to advancement in communications infrastructure. In addition, large-scale "satellite-model" videogame machines featuring card systems have steadily established a strong user base through a series of upgrades. These game machines now rank among the top in terms of sales.

In the amusement center operations business, as large-scale, multi-purpose amusement centers gain ground, amusement centers located within shopping malls that attract large numbers of customers have grown to become a community space for families. However, the market is currently awaiting the arrival of new games machines aimed at children, as the boom in children's card game machines that has been seen over the past few years is dying down.

In the home videogame software and toys industry, videogames for various new portable game consoles targeting wider age segments and new users proved extremely popular. This was particularly noteworthy amid challenging market conditions marked by industry realignment triggered by the integration and merger of major companies. The emergence of a series of new game platforms since last year is giving rise to growing expectations of higher demand for software sales, but more advanced requirements in hardware specifications are expected to increase R&D-related cost outlays. This is expected to further highlight differences between software developers in terms of product development capabilities and financial resources.

In this business environment, the fiscal year ended March 31, 2007 was the third year since SEGA and Sammy merged to form the SEGA SAMMY Group. Continuing from the previous fiscal year, the Group implemented the following M&As targeting business expansion across all business fields together with capital and business tie-ups with leading companies and active investment activities.

<Main Measures in the Fiscal Year Ended March 31, 2007>

① SEGA SAMMY HOLDINGS converted Sports Interactive Ltd. and Secret Level, Inc. into subsidiaries to make the Group more competitive in the U.S.A. and European markets by bolstering its lineup of products and acquiring state-of-the-art development technologies.

② To increase sales opportunities in the U.S. amusement market, SEGA SAMMY HOLDINGS established Sega Amusement Works, LLC to launch the Group's amusement machines primarily in the U.S. retail market.

③ The Company concluded a basic agreement on a strategic business alliance with Sanrio Company, Ltd, with the aim of contributing to mutual development and growth. Sanrio has a portfolio of highly valuable characters which it licenses worldwide.

④ With the aim of developing a complex focused on entertainment in the Central Ward of the Minato Mirai 21 development project in the City of Yokohama in Kanagawa prefecture, the Company concluded a land purchase contract with the Yokohama City Land Development Corporation for blocks 55, 56 and 57 of the Central Ward within the Minato Mirai 21 development zone.

⑤ The Company together with TAIYO ELEC Co., Ltd., for the purpose of development of the industry and both companies, concluded a basic agreement to form cooperative ties in the business area relating to pachinko machines, pachislot machines, arrange ball machines, jankyu machines and other entertainments and also enter into a business and capital tie-up to strengthen their relationship.

Turning to operating results, sales of pachislot machines were robust, with the "Hokuto no Ken SE" machine, based on previous industry standards, recording strong sales in keeping with the strong reputation of its predecessor, and similarly strong sales of machines compatible with new regulations in the second half of the fiscal year. This contrasted with results for pachinko machines, where the Company was unable to deliver a truly distinctive machine that could capture the market's imagination. Similarly, steady sales of large medal games and various upgrade kits in the amusement machine sales business were accompanied by setbacks in amusement center operations including the slowing down of the boom in children's card games and flat sales at existing amusement centers. In the consumer business, "Oshare Majo Love and Berry ~DS Collection~" videogame software for portable game consoles recorded sales volume of over a million copies and new overseas subsidiaries also contributed to earnings.

As a result, net sales for the consolidated fiscal year totaled ¥528,238 million, a decrease of 4.5% year on year, operating income was ¥76,530 million, down 35.8%. The SEGA SAMMY Group recorded impairment losses of ¥1,705 million on certain amusement centers, and amortization of goodwill of ¥2,335 million as extraordinary loss. Consequently, net income fell 34.4% to ¥43,456 million.

Results by business segment were as follows.

《Pachislot and Pachinko Machines》

In the pachislot machine business, the SEGA SAMMY Group retained a top share of the market and introduced numerous models offering various game features and high entertainment value, posting total pachislot machine sales of 523 thousand units. These included "Hokuto No Ken SE," a pachislot machine with even more outstanding entertainment features than its predecessor, the "Hokuto No Ken" model that became an unprecedented top-selling product in 2004. In the second half of the fiscal year, sales were also strong for machines compatible with revised regulations, including the "Spider-Man 2" machine.

In the pachinko machine business, despite several product launches, lack of support from pachinko parlors and players meant that sales were held to 132 thousand pachinko machines. Notable product launches included the "CR-Hokuto No Ken STV" pachinko machine, which offers easily accessible play, and "CR-Salaryman Kintaro," which is based on a popular cartoon. The Group also launched "CR-Mangetsu No Yoru Ni Shoten Shitai," the first product developed under the GINZA brand through an equity-based business alliance between Sammy Corporation and GINZA CORPORATION.

In the pachinko ball, token dispensing machine, and other peripheral businesses, the SEGA SAMMY Group continued steps started in the previous fiscal year to strengthen "pachinko parlor total services."

As a result of the above, net sales in this segment totaled ¥213,710 million, down 19.9% year on year, and operating income was ¥71,102 million, dropping 28.8%.

Main Pachislot Machines and Units sold

Variety	Units sold (: Thousand)
Hokuto No Ken SE (Sammy)	340
Spider-Man 2 (Sammy)	39
Kamen Rider DX (Sammy)	29
Ore No Sora (Rodeo)	25
Ring Ni Kakero 1 (Ginza)	18
Others	70
Total	523

Main Pachinko Machines and Unit Sold

Variety	Units sold (: Thousand)
CR-Salaryman Kintaro (Sammy)	28
CR-Hokuto No Ken STV (Sammy)	23
CR-Freddy vs. Jason (Sammy)	19
CR-Mangetu No Yoruni Shoten Shitai (Ginza)	12
CR-Gatchaman (Sammy)	10
Others	38
Total	132

《Amusement Machine Sales》

In the amusement machine sales business, although sales of existing prize games experienced a cyclic downturn, overall performance was strong, thanks to brisk sales of new products. These included "SANGOKUSHI TAISEN 2," a network-enabled trading card game launched in the previous fiscal year that remained popular, "ami-gyo," a new type of medal game that everyone from couples to families can enjoy, and "INITIAL D ARCADE STAGE 4," the newest version of the popular racing game.

As a result, net sales in this segment were ¥79,619 million, up 3.0%, and operating income was ¥11,682 million, a decrease of 4.1%.

《Amusement Center Operations》

In the amusement center operations business, sales at existing amusement centers undercut those of the previous fiscal year from the second quarter and onwards. Similarly, card sales volume in the children's card game machine business, which includes the highly profitable "Oshare Majo Love and Berry" and "MUSHIKING: the King of Beetles" franchises, was down year on year due to a slowing down of the boom for such products and increasingly fierce competition.

During the fiscal year, 18 new amusement centers were opened in Japan, while 31 locations were closed. As a result, the Group had a total of 449 amusement centers as of March 31, 2007.

As a result, net sales in this segment were ¥103,859 million, down 2.3%, and operating income was ¥132 million, a decrease of 98.6%.

《Consumer Business》

In the consumer business, videogame software sales were 21,270 thousand copies, exceeding sales in the previous fiscal year by 4,870 thousand copies. By region, the Company recorded videogame software sales of 5,800 thousand copies in Japan, 8,230 thousand in the U.S., 7,180 thousand in Europe, and 60 thousand in other regions. In Japan, strong-selling videogame software titles included "Oshare Majo Love and Berry ~DS Collection~" which achieved sales of over one million copies; and "Ryu Ga Gotoku 2," the latest title in the "Ryu Ga Gotoku" series which recorded sales of 600 thousand copies. With cumulative sales topping one million copies, the "Ryu Ga Gotoku" series has developed into a prominent franchise title. Overseas, "Sonic The Hedgehog", "FOOTBALL MANAGER 2007" and other titles sold well.

The SEGA SAMMY Group also performed well in content production for mobile phones and animated videos, although toy sales were weak.

As a result, net sales in this segment were ¥119,833 million, an increase of 32.1% year on year. Operating income decreased 11.5% to ¥1,748 million.

《Others》

This segment covers planning, design, management, construction, and other services involving commercial and other facilities and the sales of commercial karaoke systems. Segment sales totaled ¥19,633 million, down 5.7%, and the operating loss was ¥1,345 million, compared to an operating loss of ¥1,712 million a year earlier.

Outlook for the Financial Year ending March 2008

In the pachinko pachislot industry, the operating environment is expected to be difficult, but demand will continue to be firm for Pachinko machines which have already conformed to new regulations. In the Pachislot market, where currently most models were approved prior to the changes in regulations, all remaining models based on old standards will be required to be removed within the fiscal year, and we expect a major replacement demand to emerge because of this.

Led by the current trend towards more comprehensive and larger facilities, healthy results are expected in amusement machines and facilities sectors.

In the Japanese consumer market demand from new, casual participants attracted by the Nintendo DS and Wii is expected to continue. Additionally, with the addition of various new platforms from several makers we expect healthy demand not only in Japan, but in the North American and European markets as well.

Within the projected operating environment, it is expected that the SEGA Sammy Group's superior planning ability and creativity will allow for differentiation from other makers and this will provide an opportunity for the Group to deliver a large amount of our products to the market. Additionally, with the increase of products released under the tie-up with GINZA CORPORATION as well as the capital and business tie-up with TAIYO ELEC Co., Ltd., our strength in the pachislot market will be even more solidified and we will promote multiple brand development in the pachinko business.

In the amusement machines sales business, with the advantage that SEGA has in the breadth of its product offering, SEGA will develop a mix of staple products and new titles

In the Amusement center operation segment, SEGA will provide services and products that are attuned to various customers' needs in order to increase their level of satisfaction, while also continuing a process of scrap and build in order to realize greater profitability. Additionally, in the children's card game business which is represented by "LOVE AND BERRY Dress up and Dance" and "MUSHIKING The King of Beetles", we aim to keep share through the delivery of new products to the market.

In the console entertainment software division of the consumer business segment, we will continue to implement measures and policies to increase our market strength in the overseas markets where growth continues. Additionally, in the mobile content and toy business, the group will work to strengthen internal collaboration and grow the business.

In light of the considerations above, we expect full year consolidated net sales to be ¥670 Billion (an increase of 26.8% year on year), consolidated operating income to be ¥70 Billion (a decrease of 8.5% year on year), and consolidated net income to be ¥35 Billion (a decrease of 19.5% year on year).

The above projections assume the following currency exchange rates: U.S.$=¥110 and €1=¥140.

[Caution With Regard to Operating Results Outlook]

Statements in this report pertaining to market projections and the outlook for operating results reflect the assumptions and judgment of the Company's management based on the most accurate information available at the time of release. Such statements carry inherent risks and uncertainties. Factors that may affect operating results include, but are not limited to, those discussed in the projections and outlook. Readers are cautioned that changes in a variety of factors could cause actual results to differ substantially from the aforementioned projections and outlook.

(2) Financial Position

Total assets as of March 31, 2007 were ¥549,940 million, an increase of ¥27,025 million from a year earlier. This was primarily attributable to increase of fixed assets and various assets by acquisition of consolidated subsidiaries. The Company remained on a sound financial footing with a current ratio of 204.0%.

Net assets were ¥358,858 million, up ¥21,407 million, largely due to ¥43,456 million in net income.

As a result, the equity ratio rose from 60.6% at fiscal year-end in 2006 to 61.5%.

Cash and cash equivalents as of March 31, 2007 were ¥144,868 million, a decrease of ¥15,225 million compared to the prior fiscal year.

Operating activities provided net cash of ¥60,623 million, a decrease of ¥22,604 million compared to the prior fiscal year. This mainly reflected income before income taxes was reduced by ¥34,506 million year on year, whereas income taxes of ¥15,782 million was refunded.

Investing activities used net cash of ¥75,395 million, an increase of ¥20,688 million compared to the prior fiscal year. The main uses of cash were for an increase of the purchase of tangible fixed assets of ¥23,013 million compared to the prior fiscal year.

Financing activities used net cash of ¥1,712 million, mainly for the increase in short-term bank loans of ¥21,370 million, the payment of dividends of ¥15,093 million, repayment of long-term loan of ¥5,821 million and payment of redemption of bonds of ¥2,001 million.

<Cash Flow Indices>

	March2005	March 2006	March 2007
Equity ratio	59.0%	60.6%	61.5%
Equity ratio (fair market value)	185.6%	230.2%	126.0%
Redemption of debt	64.6%	47.6%	89.0%
Interest coverage ratio	105.8 times	123.8 times	196.3 times

Notes: Equity ratio: (Net assets − Stock purchase rights − Minority interest)/total assets
Equity ratio (fair market value): Market capitalization/total assets
Redemption of debt: Interest-bearing debt/operating cash flow
Interest coverage ratio: Operating cash flow/interest payments

1. All indicators are calculated using the consolidated financial results.
2. Market capitalization is calculated by multiplying the year-end share price with the number of shares issued and outstanding at year-end (excluding treasury stock).
3. Operating cash flow refers to Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows.
4. Interest-bearing debt is the portion of debt recorded in the Consolidated Balance Sheets on which interest is being paid. Interest payments refer to interest paid as shown in the Consolidated Statements of Cash Flows.

(3) Basic Policy Concerning Distribution of Earnings for the Fiscal Year Under Review and the Following Fiscal Year

SEGA SAMMY HOLDINGS gives priority to returning earnings to shareholders. The Company's basic policy is to pay an appropriate dividend that is commensurate with earnings.

For the distribution of the surplus, SEGA SAMMY HOLDINGS paid interim and year-end dividends of ¥30 per share each for the fiscal year ending March 31, 2007 in order to achieve continuous returning earnings to shareholders. For the following fiscal year, the interim and year-end dividends per share are scheduled to be ¥30 and ¥30, respectively.

Furthermore, SEGA SAMMY HOLDINGS' policy is to effectively use retained earnings to bolster its financial position and operating base as well as for investments in line with business expansion, the establishment of new subsidiaries, and M&As.

2. Overview of the SEGA SAMMY Group

The SEGA SAMMY Group consists of SEGA SAMMY HOLDINGS INC., 96 subsidiaries and 17 affiliates. The core business domain of the SEGA SAMMY Group is the comprehensive entertainment business, comprising pachislot and pachinko machines, amusement machine sales, amusement center operations, consumer business and the other business.

Refer to the following chart for an overview of Group operations.



SEGA SAMMY HOLDINGS INC.(HOLDING COMPANY)
Management guidance
Sammy Corporation (Development･Manufacture･Sale)
SEGA CORPORATION (Development･Manufacture･Sale･Facilities Operation)
Pachislot and Pachinko
●RODEO Co., Ltd. (Development･Manufacture･Sale)
●GINZA CORPORATION
●GINZAHANBAI CORPORATION (Development･Manufacture･Sale)
Sales Agent
Sales Agent
Pachinko Parlors
Pachislot
Pachinko
●Sammy Rental Services Co., Ltd. (Rental lease and maintenance)
●Shuko Electronics Co., Ltd. (Development･Manufacture･Sale of peripherals)
●Sammy Design Co., Ltd. (Design of pachinko parlors, etc.)
●H-I System Corporation (Development･Manufacture･Sale of peripherals)
△Japan Setup Service Co., Ltd. (Installation of pachislot/pachinko, Maintenance)
Other : 1 non-consolidated subsidiary
1 affiliated company non-using the equity method
●SI ELECTRONICS LTD. (Development)
△TAIYO ELEC Co.,Ltd. (Development･Manufacture･Sale)
AM machine sales
(In Japan)
●SEGA Logistics Service Co., Ltd.
●DARTSLIVE Co., Ltd.
(Overseas)
●Sega Amusements U.S.A., Inc.
●Sega Amusements Europe Ltd.
Other : 2 consolidated subsidiary
1 non-consolidated subsidiary
1 affiliated company using the equity method
AM center operation
(In Japan)
●OASYS PARK Co., Ltd.
●SEGA Bee LINK Co., Ltd.
(Overseas)
●Sega Entertainment U.S.A., Inc.
●Sega Amusements Taiwan Ltd.
●Sega Korea, Ltd.
Other : 6 consolidated subsidiaries
2 affiliated companies using the equity method
Consumer business
(Overseas)
●Sega of America, Inc.
●Sega Europe Ltd.
●The Creative Assembly Ltd.
Other : 16 consolidated subsidiaries
2 non-consolidated subsidiaries
2 affiliated companies using the equity method
4 affiliated companies non-using the equity method
(In Japan)
●Sammy NetWorks Co., Ltd. (Internet Music Contents Provider)
●SEGA TOYS, Ltd. (Planning･Manufacture･Sale of Toys)
●TMS ENTERTAINMENT, LTD. (Planning･production･sales and other activities involving animated movies / Operation of Amusement Center)
Other : 18 consolidated subsidiaries
4 non-consolidated subsidiaries
1 affiliated company using the equity method
2 affiliated companies non-using the equity method
Sale
Service
Customers･Users
Others
Other : 1 consolidated subsidiary
(In Japan)
●SEGA MUSIC NETWORKS CO., LTD. (KARAOKE business)
Other : 2 consolidated subsidiaries
1 non-consolidated subsidiary
1 affiliated company using the equity method
●Nissho Inter Life Co., Ltd.(Design and Construction of Commercial arcades, etc.)
●Sega Sammy Golf Entertainment Inc.(Operation and Management of Golf course)
●Japan Multimedia Services Corporation(Information Provider Service)
●SEGA SAMMY ASSET MANAGEMENT INC.(Preliminary investigation and consulting concerning real estate and credit)
Other : 2 consolidated subsidiaries
1 affiliated company non-using the equity method
Flow of Products･Service
Others
● Consolidated subsidiary
△ Affiliate

(Note 1) In addition to the companies listed above, the SEGA SAMMY Group includes OS Capital U.S.A. Inc., (bearing with marketable securities investment funds), Sega Holdings U.S.A. Inc., (a holding company of subsidiaries in U.S.), Sega Holdings Europe Ltd. (a holding company of subsidiaries in Europe.), SEGA R&D Holdings Ltd., and SEGA SAMMY INVESTMENT INC. as consolidated subsidiaries. And the SEGA SAMMY Group includes 5 investment in partnerships (Global entertainment fund, Global entertainment invest fund etc.) as consolidated subsidiaries.

(Note 2) See Consolidated companies listed in stock market

SEGA TOYS, Ltd.	(JASDAQ)
Sammy NetWorks Co., Ltd.	(The Mothers market of the Tokyo Stock Exchange)
Nissho Inter Life Co., Ltd.	(JASDAQ)
TMS ENTERTAINMENT, LTD.	(Second Section of the Nagoya Stock Exchange)
TAIYO ELEC Co., LTD.	(JASDAQ)

3. Management Policies

(1) Basic Management Policies

SEGA CORPORATION and Sammy Corporation on October 1, 2004 integrated their operations to build an even more powerful base as a comprehensive global entertainment organization. Combining the resources of the two companies, a holding company called SEGA SAMMY HOLDINGS was established with the aim of maximizing corporate value. The fiscal year ending March 31, 2007 is the third year since the two companies made a new start as the SEGA SAMMY Group. During the year under review, the Group took various measures to build a business framework that responds quickly and flexibly to changes in the operating environment and accelerate growth.

The core business domain of the SEGA SAMMY Group is the comprehensive entertainment business, comprising pachislot and pachinko machines, amusement machine sales, amusement center operations, and the consumer business.

Within this sphere, the Group targets markets worldwide in the quest to maximize and cross-fertilize its entertainment content and resources, ultimately aiming to promote business operations that target every age group. Moreover, the SEGA SAMMY Group is enhancing its presence in every applicable business field in a drive to become the world's leading name in comprehensive entertainment. To this end, the Group is committed to winning the trust and meeting the expectations of its stakeholders

(2) Medium- to Long-term Strategies and Other Issues

The SEGA SAMMY Group is engaged in a diverse array of entertainment businesses, ranging from pachislot and pachinko machines to commercial amusement machines, amusement center management, and home videogame software, as well as online games and services for mobile handsets. Operations also extend to toys and animation. Positioning these fields as core businesses, the Company's medium- to long-term strategies are focused on ensuring that it remains competitive in all these businesses in markets worldwide, while further expanding into fields peripheral to core businesses independently or through M&As and other means.

(3) Issues to be Addressed

Looking at the pachislot and pachinko machine business, the SEGA SAMMY Group will take steps to maintain its position as an industry leader boasting top market share in the pachislot business. The Group will reinforce the development of models that comply with revised regulations pertaining to the law in Japan governing gaming machines. While strengthening development, the SEGA SAMMY Group will continue to develop multiple brands in the pachinko business, as it does in the pachislot business, through tie-ups with GINZA CORPORATION, and work to fulfill the Group's medium-term goal of rapidly capturing a top share of the pachinko machine market.

At the same time, the SEGA SAMMY Group will work to provide a "pachinko parlor total service" that users enjoy while also meeting the needs of the pachinko parlor operators. This will be accomplished by drawing on the Group's collective strengths to offer peripheral equipment, as well as the planning, design and construction of pachinko parlors. Alongside these steps, the Company will also develop content derived from existing pachinko and pachislot machines.

In the amusement machine sales business in Japan, the SEGA SAMMY Group will work to increase installations while enhancing profitability. Specifically, steps will be taken to attract customers in wider age segments by offering a product lineup ranging from network-enabled, high-value-added products to family-oriented machines. For overseas markets, the goal is to develop the products by incorporating customer needs that differ by nation and region into product development.

In the amusement center operations business, the SEGA SAMMY Group will work to achieve an upturn in sales at existing facilities through efforts to enhance customer satisfaction with products and services that differentiate our facilities from those of other companies. At the same time, we will focus on increasing profitability by working to reduce costs. Strategic priorities will be given to continue developing the existing children's card game business, established through the success of "MUSHIKING: The King of Beetles," while also looking forward at ways to increase profits in products aimed at children in recognition of the current slowdown in the boom for such card games. Meanwhile, the SEGA SAMMY Group plans to formulate business strategies to develop large amusement centers that maximize investment returns while minimizing risks for the Group as a whole.

In the consumer business, the home videogame software market has seen the emergence of next-generation game consoles. In response to this, the SEGA SAMMY Group will boost development capabilities and push ahead with strategies based on a business structure focused on profitability. In overseas markets, local product development will be essential to accurately respond to the specific needs of each market. Accordingly, the SEGA SAMMY Group will bolster staff levels at development companies as part of efforts to reinforce its product lineup and acquire state-of-the-art development technologies. The goal is to sharpen the Group's competitive edge.

Finally, looking at the online game market, the SEGA SAMMY Group has identified a need to develop this promising growth field into a profitable business. This will entail appropriately distributing management resources based on an understanding of the profitability of the online business in each region.
Efforts will also be made to reinforce content for mobile phones, toys, video, and other businesses, mainly at publicly listed subsidiaries.

(4) Other Key Management Issues
On December 27, 2005, Aruze Corporation filed a lawsuit against subsidiary Sammy Corporation at the Tokyo District Court, claiming financial damages of ¥21.0 billion and other sanctions for the alleged infringement of two Aruze patents, specifically patents No. 3069092 and No.3708056, by Sammy in relation to the manufacture and sale of "Hokuto No Ken" pachislot machines. The case is currently under trial at the Tokyo District Court. Meanwhile, the Japan Patent Office issued notification on October 17, 2006 of its ruling to invalidate Patent No. 3708056 as of October 4, 2006.

Sammy Corporation believes that this case does not constitute an infringement of Aruze's patents, and that the Japan Patent Office's invalidation ruling will be correctly reflected in the judgment of the court. However, the SEGA SAMMY Group's business results may still be affected depending on the outcome of the trial.

SEGA CORPORATION agreed with subcontractors on reduction of the unit price of purchased products, and retroactively applied this new reduced unit price to certain products ordered prior to the agreement date with consent of the subcontractors. On November 15, 2006, the Fair Trade Commission ruled that this retroactive application violated the Subcontracting Law. SEGA CORPORATION received a citation stating that the reduced payment to the subcontractors violated the Law on the Prevention of Delay in the Payment of Subcontracting Charges and Related Matters (hereinafter "Subcontracting Law"). SEGA CORPORATION has implemented corrective measures in accordance with the citation under the direction of the Fair Trade Commission, and on December 27, 2006, filed a report on improvements made based on the citation.
SEGA CORPORATION has completely returned the amount of reduction in payment to the subcontractors, as directed by the Fair Trade Commission. The Group as a whole is taking this citation seriously. It is developing various measures for the Group companies and relevant divisions, including thorough dissemination of information about the Subcontracting Law, education of employees in administrative positions, and preparation of an internal system to address the relevant issues. It is also making thorough efforts to further prevent recurrence and enforce compliance with law.

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AND 2007

(Unit : Millions of Yen)

	Prior year (As of March 31,2006)		Current year (As of March 31,2007)	
	Amount	Percentage	Amount	Percentage
(Assets)		%		%
I Current Assets				
Cash and deposits	144,521		146,645	
Notes and accounts receivable - trade	96,727		83,492	
Allowance for doubtful accounts - current	(1,493)		(571)	
Marketable securities	19,497		996	
Inventories	32,200		40,117	
Income tax refunds receivable	15,655		5,594	
Deferred taxes – current	6,277		6,904	
Others	17,944		28,994	
Total current assets	331,331	63.4	312,175	56.8
II Fixed assets				
Tangible fixed assets				
Buildings and structures	31,032		31,165	
Amusement game machines	19,567		19,850	
Land	20,698		46,029	
Construction in progress	1,839		1,565	
Others	9,515		13,285	
Total tangible fixed assets	82,654	15.8	111,897	20.3
Intangible fixed assets				
Goodwill	11,266		18,524	
Others	5,445		6,743	
Total intangible fixed assets	16,712	3.2	25,267	4.6
Investments and other assets				
Investment securities	59,918		63,471	
Long - term loan receivables	1,915		3,234	
Lease deposits	18,073		23,326	
Deferred taxes non - current	803		3,197	
Others	19,967		15,091	
Allowance for doubtful accounts non - current	(8,462)		(7,721)	
Total investments and other assets	92,216	17.6	100,600	18.3
Total fixed assets	191,583	36.6	237,765	43.2
Total assets	522,914	100.0	549,940	100.0
(Liabilities)				
I Current liabilities				
Notes and accounts payable - trade	62,133		71,414	
Short - term bank loans and current portion of long - term debt	8,395		29,244	
Redeemable bond within a year	2,000		7,925	
Income taxes payable	29,221		12,059	
Accrued employees' bonuses	1,871		1,731	
Accrued directors' and corporate auditors' bonuses	–		489	
Allowance for sales return	–		225	
Allowance for game points earned by customers	–		119	
Others	33,731		29,813	
Total current liabilities	137,353	26.2	153,021	27.9

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AMD 2007

(Unit : Millions of Yen)

	Prior year (As of March 31,2006)		Current year (As of March 31,2007)	
	Amount	Percentage	Amount	Percentage
Ⅱ Non-current liabilities		%		%
Bonds payable	23,620		15,695	
Corporate bond with stock acquisition rights	1		–	
Long - term debt, less current portion	5,596		1,111	
Severance and retirement allowance	7,490		8,429	
Retirement benefits for directors and corporate auditors	1,276		1,293	
Deferred taxes liabilities non - current	4,488		1,881	
Others	7,095		9,649	
Total non - current liabilities	49,569	9.5	38,060	6.9
Total liabilities	186,923	35.7	191,082	34.8
Minority interest	19,311	3.7	–	–
(Shareholders' equity)				
Common stock	29,953	5.7	–	–
Capital surplus	171,071	32.7	–	–
Retained earnings	193,721	37.1	–	–
Adjustment on revaluation of Land	(7,506)	(1.4)	–	–
Net unrealized holding gains on securities	11,756	2.3	–	–
Foreign currency translation adjustments	(8,767)	(1.7)	–	–
	390,228	74.7	–	–
Treasury stock	(73,549)	(14.1)	–	–
Total shareholders' equity	316,679	60.6	–	–
Total liabilities and shareholders' equity	522,914	100.0	–	–
(Net Assets)				
Ⅰ Shareholder's equity				
Common stock			29,953	
Capital surplus			171,096	
Retained earnings			221,172	
Treasury stock			(73,656)	
Total shareholders' equity			348,565	63.3
Ⅱ Accumulated gains (losses) from valuation and translation adjustments				
Net unrealized holding gains on securities			4,779	
Unrealized losses on hedging derivatives, net of taxes			(17)	
Adjustment on revaluation of Land			(7,505)	
Foreign currency translation adjustments			(7,752)	
Total accumulated losses from revaluation and translation			(10,496)	(1.9)
Ⅲ Stock purchase rights			454	0.1
Ⅳ Minority interests			20,334	3.7
Total net assets			358,858	65.2
Total liabilities and net assets			549,940	100.0

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED MARCH 31, 2006 AND 2007

(Unit : Millions of Yen)

	Prior year From April 1,2005 To March 31,2006		Current year From April 1,2006 To March 31,2007	
	Amount	Percentage	Amount	Percentage
		%		%
Net sales	553,240	100.0	528,238	100.0
Cost of sales	324,228	58.6	325,158	61.5
Gross profit	229,011	41.4	203,079	38.5
Selling, general and administrative expenses	109,867	19.9	126,548	24.0
Operating income	119,144	21.5	76,530	14.5
Other income (expenses) :				
Interest and dividend income	1,100		1,407	
Gain on investments in partnerships	1,066		5,601	
Gain on sales of fixed assets	—		112	
Reversal of allowance for doubtful receivables	508		828	
Gain on change in equity of a subsidiary	1,065		4	
Gain on sale of discontinued operation	26		—	
Interest expenses	(634)		(624)	
Sales discount	(954)		(946)	
Loss from the prior – term adjustment	(673)		(474)	
Loss on disposal of fixed assets	(818)		(860)	
Loss on sale of fixed assets	(168)		(14)	
Loss on investment in partnerships	—		(1,442)	
Amortization of goodwill	—		(2,335)	
Loss from revaluation of investment securities	(853)		(1,051)	
Bad debt expenses	—		(246)	
Impairment losses	(7,194)		(1,705)	
Liquidation dividend from investment	—		3,206	
Loss of business reorganization	(317)		—	
Others	627		(571)	
Sub total	(7,220)	(1.3)	887	0.2
Income before income taxes and minority interest	111,923	20.2	77,417	14.7
Income taxes - current	46,796	8.4	33,698	6.4
- deferred	(3,018)	(0.5)	(1,148)	(0.2)
Total income taxes	43,778	7.9	32,549	6.2
Net income before minority interests	68,145	12.3	44,867	8.5
Minority interests	1,923	0.3	1,411	0.3
Net income	66,221	12.0	43,456	8.2

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2006

(Unit : Millions of Yen)

	Prior year From April 1,2005 To March 31,2006 Amount
(Capital surplus)	
I Capital surplus at the beginning of year Beginning balance	176,302
II Increase	
1. Issuance of new stock	2,659
2. Issuance of new stock of wholly owned subsidiary before the stocks transfer	–
3. Gain on sale of treasury stock	7
4. Gain on sale of treasury stock of wholly owned subsidiary before the stocks transfer	–
III Decrease	
1. Dividends	(7,498)
2. Transfer of Capital surplus to Retained earnings	(220)
3. Bonuses to directors and corporate auditors	(180)
IV Capital surplus at the end of year	171,071
(Retained earnings)	
I Retained earnings at the beginning of year Beginning balance	133,760
II Increase	
1. Net income	66,221
2. Increase amount due to consolidation scope change	194
3. Transfer of Capital surplus to Retained earnings	220
4. Reversal of adjustment on revaluation of Land	2
III Decrease	
1. Dividends	(6,278)
2. Dividends of wholly owned subsidiary before the stock transfer	–
3. Bonuses to directors and corporate auditors	(372)
4. Loss of disposal of treasury stock of wholly owned subsidiary before the stocks transfer	–
5. Loss on sale of treasury stock of wholly owned subsidiary before the stocks transfer	–
6. Decrease amount due to consolidation scope change	(26)
IV Retained earnings at the end of year	193,721

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2007

(Unit : Millions of Yen)

	Shareholder's equity					Accumulated gains (losses) from valuation and translation adjustments	
	Common Stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholder's equity	Unrealized gains on available – for - sale securities, net of taxes	Unrealized losses on hedging derivatives, net of taxes
Balances as of March 31, 2006	29,953	171,071	193,721	(73,549)	321,196	11,756	–
Changes in the term							
Dividend of retained earnings			(15,118)		(15,118)		
Bonuses to directors and corporate auditors (Note)			(645)		(645)		
Net income			43,456		43,456		
Purchase of treasury stock				(107)	(107)		
Sale of treasury stock		25		0	25		
Consolidation scope change			(241)		(241)		
Changes in the item except Shareholders' equity (Net amount)						(6,977)	(17)
Total changes in the term	–	25	27,451	(107)	27,369	(6,977)	(17)
Balances as of March 31, 2007	29,953	171,096	221,172	(73,656)	348,565	4,779	(17)

	Accumulated gains (losses) from valuation and translation adjustments			Stock purchase rights	Minority interest	Total net assets
	Land revaluation difference, net of taxes	Foreign currency translation adjustments	Total accumulated losses from revaluation and translation			
Balances as of March 31, 2006	(7,506)	(8,767)	(4,516)	–	19,311	335,991
Changes in the term						
Dividend of retained earnings						(15,118)
Bonuses to directors and corporate auditors (Note)						(645)
Net income						43,456
Purchase of treasury stock						(107)
Sale of treasury stock						25
Consolidation scope change						(241)
Changes in the item except Shareholders' equity (Net amount)	0	1,014	(5,979)	454	1,022	(4,502)
Total changes in the term	0	1,014	(5,979)	454	1,022	22,867
Balances as of March 31, 2007	(7,505)	(7,752)	(10,496)	454	20,334	358,858

(Note)

Items concerning appropriation of earnings resolved at the Ordinary General Meeting of Shareholders in June 2006.

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2006 AND 2007

(Unit : Millions of Yen)

	Prior year From April 1,2005 To March 31,2006	Current year From April 1,2006 To March 31,2007
	Amount	Amount
Cash flows from operating activities:		
Income before income taxes and minority interests	111,923	77,417
Depreciation and amortization	21,854	28,048
Impairment losses	7,194	1,705
Amount of transfer of equipment by amusement center operation business	(11,815)	(8,096)
Interest and dividend income	(1,100)	(1,407)
Interest expenses	634	624
Amortization of goodwill	1,782	4,830
Gain(loss) on change in equity of a subsidiary	(779)	36
Equity in earnings (losses) of affiliates	229	(12)
Loss on disposal/sales of fixed assets	845	762
Loss from revaluation of investment securities	853	1,051
Liquidation dividend from investment	—	(3,206)
Gain on investment in partnerships	(888)	(4,159)
Loss of business reorganization	317	—
Others	4,179	(12,629)
Changes in assets and liabilities:		
Increase (Decrease) in notes and accounts receivable	(14,805)	14,321
Decrease (Increase) in inventories	1,689	(7,538)
Increase in notes and accounts payable	1,237	8,778
Sub-total	123,352	100,528
Receipt of interest and dividend income	1,314	1,236
Payment of interest expenses	(672)	(308)
Payment of income taxes	(45,766)	(56,614)
Refund of income taxes	—	15,782
Refund of Deposit for lawsuit	5,000	—
Net cash provided by operating activities	83,228	60,623

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2006 AND 2007

(Unit : Millions of Yen)

	Prior year From April 1,2005 To March 31,2006 Amount	Current year From April 1,2006 To March 31,2007 Amount
Cash flows from investing activities:		
Decrease (Increase) in time deposit - net	366	(1,549)
Payment for purchase of securities	(3,498)	–
Proceeds from redemption of securities	500	4,514
Payment for purchase of tangible fixed assets	(26,331)	(49,344)
Proceeds from sales of tangible fixed assets	344	1,542
Payment for purchase of intangible fixed assets	(1,986)	(1,972)
Proceeds from sales of intangible fixed assets	24	12
Payment for acquisition of shares of affiliated companies	(6,802)	(4,676)
Proceeds from sale of shares of affiliated companies	210	0
Payment for purchase of investment securities	(2,241)	(33,180)
Proceeds from sales of investment securities	1,253	4,342
Payment for investment in partnerships	(24,710)	(9,802)
Proceeds from distribution of investment in partnerships	8,817	24,623
Proceeds from liquidation dividend from investment	–	3,431
Proceeds from (Payment for) acquisition of consolidated subsidiaries - net	6,001	(8,635)
Proceeds from sales of consolidated subsidiaries - net	(240)	300
Decrease (Increase) in loans receivable – net	1,137	(1,565)
Lease deposits	(3,688)	(2,490)
Refund of deposits	1,918	1,787
Payment for acquisition of operation	(2,850)	(1,050)
Others	(2,930)	(1,682)
Net cash used in investing activities	(54,706)	(75,395)
Cash flows from financing activities:		
Decrease (Increase) in short - term bank loans	(556)	21,370
Proceeds from issuance of long - term debt	3,105	200
Payment of long - term debt	(9,777)	(5,821)
Proceeds from issuance of bonds	194	–
Payment of redemption of bonds	(3,239)	(2,001)
Proceeds from issuance of stock to minority shareholders	3,440	185
Cash dividends paid for minority shareholders	(101)	(298)
Cash dividends paid	(13,776)	(15,093)
Payment for purchase of treasury stock	(378)	(107)
Others	(64)	(146)
Net cash used in financing activities	(21,152)	(1,712)
Effect of exchange rate changes on cash and cash equivalents	685	754
Net increase (decrease) in cash and cash equivalents	8,054	(15,729)
Cash and cash equivalents at beginning of year	151,253	160,094
Net increase in cash and cash equivalents due to consolidation scope change	462	504
Net increase in cash and cash equivalents due to merger	323	–
Cash and cash equivalents at end of year	160,094	144,868

SEGMENT INFORMATION

A. Operations by product

Prior period (From April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	265,631	71,512	106,245	90,352	19,497	553,240	—	553,240
(2) Inter segment	1,182	5,756	11	376	1,333	8,660	(8,660)	—
Total	266,814	77,269	106,257	90,729	20,830	561,901	(8,660)	553,240
Cost and expenses	166,966	65,092	97,013	88,752	22,543	440,368	(6,271)	434,096
Operating income (loss)	99,847	12,176	9,244	1,977	(1,712)	121,532	(2,388)	119,144
Assets	121,843	41,777	91,099	89,599	13,424	357,743	165,170	522,914
Depreciation	2,482	1,505	17,147	2,411	716	24,262	(2,407)	21,854
Impairment losses	328	—	6,808	—	54	7,191	2	7,194
Capital expenditure	6,944	1,467	24,576	3,502	928	37,419	230	37,650

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.

3. General corporate expenses of ¥ 4,915 million, which mainly consist of expenses incurred by the submitting company's group management, are included in "Corporate and eliminations."
4. Corporate assets of ¥ 170,929 million, which mainly consist of expenses incurred by the submitting company's excess funds, are included in "Corporate and eliminations."

Current period (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	211,539	75,454	103,850	119,593	17,800	528,238	—	528,238
(2) Inter segment	2,170	4,165	9	239	1,833	8,418	(8,418)	—
Total	213,710	79,619	103,859	119,833	19,633	536,656	(8,418)	528,238
Cost and expenses	142,607	67,937	103,726	118,084	20,979	453,334	(1,627)	451,707
Operating income (loss)	71,102	11,682	132	1,748	(1,345)	83,321	(6,791)	76,530
Assets	118,581	46,523	106,317	111,751	11,593	394,768	155,171	549,940
Depreciation	5,331	2,403	18,051	3,216	362	29,365	(1,316)	28,048
Impairment losses	—	—	889	494	321	1,705	—	1,705
Capital expenditure	8,790	3,332	40,753	5,675	346	58,899	372	59,271

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.

3. General corporate expenses of ¥ 7,014 million, which mainly consist of expenses incurred by the submitting company's group management, are included in "Corporate and eliminations."
4. Corporate assets of ¥ 157,477 million, which mainly consist of expenses incurred by the submitting company's excess funds, are included in "Corporate and eliminations."

B. Geographical segment information

Geographical segment information was not presented as the sales and assets of consolidated domestic subsidiaries for the year ended March 31, 2007 and 2006 exceed 90% of consolidated net sales and assets

C. Overseas sales

Prior period (From April 1, 2005 to March 31, 2006)

Overseas sales was not presented as the overseas sales of the Company and its consolidated subsidiaries for the year ended March 31, 2006 was less than 10% of consolidated net sales.

Current period (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	North America	Europe	Other	Total
I Total Overseas sales	37,034	24,780	7,561	69,376
II Consolidated net sales				528,238
III Percentage of Overseas sales to Consolidated net sales	7.0	4.7	1.4	13.1

(Note)

1. Segmentation of countries and regions is based on geographical proximity.
2. Major countries and regions are as follows.
   (1) North America ··· United States
   (2) Europe ··· United Kingdom, Italy, France, Germany, etc.
   (3) Other ··· China, South Korea, Taiwan, etc.
3. Overseas sales represent sales of the company and subsidiaries excluding domestic sales.

May 16, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Distribution of Retained Earnings (Year-End Dividends)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 16, 2007, resolved that the Company would distribute retained earnings with the record date fixed as March 31, 2007, as described below:

Description

Details of the dividends

	Amount determined	Most recent forecast for dividends
Record date	March 31, 2007	Same as on the left
Dividend per share	¥30	Same as on the left
Aggregate amount of dividends	¥7,558,574,520	-
Effective date	June 4, 2007	-
Source of dividends	Retained earnings	-

(For reference) Recent dividend payments

	Dividend per share		
Record date	Interim	Year-end	Annual
Year ended March 31, 2007	¥30.00	¥30.00	¥60.00
Year ended March 31, 2006	¥50.00 (Note)	¥30.00	¥80.00 (Note)

(Note) The Company completed a 2 for 1 stock split as of November 18, 2005. If such stock split is taken into account, the amount of interim dividend for the year ended March 31, 2006 amounts to ¥25.00 per share.

-END-

(Translation)

April 10, 2007

Dear Sirs,

Name of Company: Nissho Inter Life Co., Ltd.

Name of Representative: Seijin Tanno, President and Representative Director

(JASDAQ, Code No. 1986)

Further Inquiry: Tatsuyoshi Shono, Executive Officer and General Manager, Accounting Dept. (TEL: 03-3810-7111)

Notice of Adjustment to the Forecasts of Operating Results for the Whole-Year Period of the Year Ended March 20, 2007

The forecasts of operating results of Nissho Inter Life Co., Ltd. (the "Company") for the year ended March 20, 2007 (from March 21, 2006 to March 20, 2007), as given at the time of publication of the "Brief Statement of Interim Accounts for the Year Ending March 20, 2007 (Non-Consolidated)" on November 7, 2006 and the "Brief Statement of Financial and Operating Results for the Third Quarter of the Year Ending March 20, 2007 (Non-Consolidated)" on February 5, 2007, are adjusted as described below:

1. Adjustment to the forecast of the operating results for the year ended March 20, 2007 (from March 21, 2006 to March 20, 2007):

(1) Whole-year period of the year ended March 20, 2007 (from March 21, 2006 to March 20, 2007):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	16,460	(-) 280	(-) 200
Adjusted forecast (B)	14,900	(-) 430	(-) 380
Amount of increase or decrease (B-A)	(-) 1,560	(-) 150	(-) 180
Rate of increase or decrease	(-) 9.5%	-%	-%

(2) Reasons for the adjustment:

In the business of specialized works, net sales increased steadily. However, in the business of general works, net sales were substantially lower than projected due to decreased orders received as competition for receiving orders intensified and the Company was reluctant to undertake projects that would yield poor profits. Consequently, net sales for the whole-year period are expected to amount to ¥14,900 million, down ¥1,560 million from the previous forecast.

Ordinary income is expected to amount to a negative ¥430 million due to decreased net sales and the failure to reach the gross margin target.

Net income is expected to amount to a negative ¥380 million due to the abovementioned reasons though the Company registered extraordinary profits, including a gain on sale of fixed assets.

The Company, with the aim of definitely turning its accounts into a positive figure for the next fiscal year, intends to exert its efforts to change into a profitable company to achieve the aim. Through organizational and personnel changes, the Company will formulate divisions with defined objectives and recruit personnel familiar with the interior finish work industry from outside for the purposes of intensive profit management of projects and sharing of client information, whereby establishing a profit-making structure.

For reference: The operating results for the year ended March 20, 2006 (from March 21, 2005 to March 20, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income	Dividend per share
Whole-year period (March 21, 2005 - March 20, 2006)	16,229	(-) 457	(-) 385	¥0

* The above forecasts of operating results are calculated based on the information available to management as of the date hereof. Actual results may differ from the above projected figures for a variety of factors in the future.

- END -

(Translation)

File No. 82-34816
April 10, 2007

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results for the Whole-Year Period of the Year Ended March 20, 2007 of the Company's Subsidiary (Nissho Inter Life Co., Ltd.)

Notice is hereby given that the forecasts of operating results of Nissho Inter Life Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the year ended March 20, 2007 (from March 21, 2006 to March 20, 2007), as given at the time of publication of its "Brief Statement of Interim Accounts for the Year Ending March 20, 2007 (Non-Consolidated)" on November 7, 2006 and its "Brief Statement of Financial and Operating Results for the Third Quarter of the Year Ending March 20, 2007 (Non-Consolidated)" on February 5, 2007, are adjusted as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

April 27, 2007

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Conclusion of Master Comprehensive Business Alliance Agreement with Sanrio Company, Ltd.

As announced on December 25, 2006, SEGA SAMMY HOLDINGS INC. (the "Company") has agreed with Sanrio Company, Ltd. (Head office: Shinagawa-ku, Tokyo, President and Chief Executive Officer: Shintaro Tsuji; hereinafter "Sanrio") to pursue a strategic alliance over a broad range of businesses. It is hereby notified that the Company concluded a master comprehensive business alliance agreement with Sanrio on April 27, 2007.

To materialize the business alliance in specific and concrete areas of businesses, the Company and Sanrio have instituted subcommittees according to the following areas of business to discuss the concrete details thereof:

(1) Character licensing business for characters currently owned by Sanrio and SEGA SAMMY Group respectively, and new characters that will be jointly developed; planning and development of products and services that incorporate the use of characters; and mobile and Internet-related businesses;

(2) Development and operation of stores and facilities and sales promotion; and

(3) Physical distribution and procurement of merchandise and materials.

Any new area of business will be added to the above-listed discussions if the Company and Sanrio consider it necessary.

The concrete details of the alliance are still being discussed at the abovementioned subcommittees; therefore, at this point, the impact on future operations is yet to be determined.

(The same information as notified herein is publicized by Sanrio.)

- END -

(Translation) File No. 82-34816

April 27, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Personnel Change of Our Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA CORPORATION, a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), will implement a personnel change as of May 1, 2007, as described below:

Description

Personnel change (as of May 1, 2007):

New Title	Name	Former Title
Senior Executive Officer, General Manager of Europe & US Consumer Business Div., CEO, SEGA Holdings U.S.A., Inc., CEO, SEGA EUROPE LTD. and CEO, SEGA of America, Inc.	Naoya Tsurumi	Senior Executive Officer, CEO, SEGA Holdings U.S.A., Inc., CEO, SEGA EUROPE LTD. and CEO, SEGA of America, Inc.
Executive Officer, General Manager of Domestic Consumer Business Div.	Hiroyuki Miyazaki	Executive Officer, Deputy General Manager of Consumer Business Div. and General Manager of Consumer Business Group
Executive Officer, Assistant to General Manager of Consumer Business Group Div.	Kazuhiro Yasutomi	Executive Officer, General Manager of Network Business Div.
R&D Creative Officer, General Manager of Consumer Development Group, Domestic Consumer Business Div.	Takayuki Kawagoe	R&D Creative Officer, General Manager of Consumer R&D Div.
R&D Creative Officer, Deputy General Manager of Consumer Development Business Group, Domestic Consumer Business Div. and General Manager of New Entertainment Software R&D Dept.	Toshihiro Nagoshi	R&D Creative Officer, General Manager of New Entertainment Software R&D Dept.

- END -

(Translation)

File No. 82-34816
May 8, 2007

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Representative Director of Subsidiary
(Nissho Inter Life Co., Ltd) of SEGA SAMMY HOLDINGS INC.

Notice is hereby given that Nissho Inter Life Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC., at the meeting of its Board of Directors held on May 8, 2007, resolved to change its Representative Director as described in the document attached herewith.

(Attached document: "Notice of Change of Representative Director")

(Translation)

May 8, 2007

Dear Sirs,

Name of Company:	Nissho Inter Life Co., Ltd.
Name of Representative:	Seijin Tanno, President and Representative Director
	(JASDAQ, Code No. 1986)
Further Inquiry:	Tatsuyoshi Shono, Executive Officer and General Manager, Accounting Dept. (TEL: 03-3810-7111)

Notice of Change of Representative Director

Notice is hereby given that Nissho Inter Life Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 8, 2007, resolved to change its Representative Director, as described below:

Description

Retiring Director:

Chairman and Representative Director Kiyofumi Sakino

1. Reason for the change:

   Personal reasons.

2. Scheduled date for retirement:

   He will retire as Director at the close of the Ordinary General Meetings of Shareholders to be held on June 13, 2007.

- END -

(Translation) File No. 82-34816

May 11, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Officers

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 11, 2007, adopted a resolution to select the candidates for officers to be proposed to its 3rd Ordinary General Meeting of Shareholders to be held on June 19, 2007, as described below:

Description

Change of officers (as of June 19, 2007 (expected)):

1. Candidates for new Directors:

   Akio Kioi (Present post: Outside Corporate Auditor of the Company, Attorney at law)

   Yuji Iwanaga (Present post: Partner of Pillsbury Winthrop Shaw Pittman, Attorney at law)

   (Note) Messrs. Akio Kioi and Yuji Iwanaga are candidates for outside Directors.

2. Candidates for new Corporate Auditors:

   Hisashi Miyazaki (Present post: General Manager, Finance Department, Corporate Group Division of SEGA CORPORATION)

   Mineo Enomoto (Present post: Outside Corporate Auditor of SEGA CORPORATION, Attorney at law)

   (Note) Mr. Mineo Enomoto is a candidate for outside Corporate Auditor.

3. Retiring Directors:

   Hideki Okamura

   Yasuo Tazoe

4. Retiring Corporate Auditors:

   Akio Kioi

   Ryoichi Arai

-END-

END